EXHIBIT 99.6

PRESS RELEASE

TotalEnergies and Air Liquide join Forces on Green Hydrogen
to Decarbonize the Normandy Platform

Paris, September 14, 2023 – TotalEnergies and Air Liquide have signed an agreement for the long-term supply of green and low carbon hydrogen to the TotalEnergies refining and petrochemical platform in Normandy. The project will contribute to the decarbonization of the Gonfrevillle site, reducing its CO2 emissions by up to 150,000 tons a year. This cooperation between Air Liquide and TotalEnergies is aligned with the two companies’ shared commitment to contributing to decarbonize industrial operations in the Axe Seine corridor.

The project calls for the supply of 10,000 tons of green hydrogen per year to the TotalEnergies platform in Normandy and up to 5,000 tons per year of low carbon hydrogen starting from the second half of 2026. It is comprised of two integrated parts:

•	The production of green and low carbon hydrogen by the Normand’hy electrolyzer, which will be built and operated by Air Liquide, with a total electrical capacity of 200 MW. TotalEnergies will have access to half of this production capacity, corresponding to the amount of hydrogen supplied to its refinery.
•	TotalEnergies will supply around 700 GWh/year of renewable and low carbon power to the Air Liquide electrolyzer for half of its capacity, i.e. 100 MW, corresponding to the share of hydrogen delivered to the TotalEnergies refinery in Normandy.

"This partnership with Air Liquide is a new step in TotalEnergies' ambition to decarbonize the hydrogen used by its refineries in Europe by 2030. By supplying the electrolyzer with renewable electricity from solar and wind projects, TotalEnergies is making the most of its positioning as an integrated power supplier," said Bernard Pinatel, President Refining & Chemicals.

" This Memorandum of Understanding with TotalEnergies illustrates our ability to offer concrete decarbonization solutions to our customers. Air Liquide Normand’Hy will contribute to the decarbonization trajectory of our assets; it is also in line with our commitment to accompany the industry and mobility sectors in their path to reducing their carbon footprint. Our collaboration with TotalEnergies also strengthens hydrogen development in Normandy. Supported by the French State and the European Union, the Air Liquide Normand’Hy project confirms our commitment to develop renewable and low-carbon hydrogen production by electrolysis technology at industrial scale." said Pascal Vinet, Executive Vice President and a member of Air Liquide’s Executive Committee, supervising notably Europe Industries activities.

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About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

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